Exhibit 99.1

Market Announcement ASX  12 March 2018  Sundance Energy Australia Limited —Trading Halt  Description  The securities of Sundance Energy Australia Limited (the ‘Company’) will be placed in trading halt at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in trading halt session state until the earlier of the commencement of normal trading on Wednesday, 14 March 2018 or when the announcement is released to the market.  Security Code: SEA issued by  Adrian Smythe  Manager, Listings Compliance  12 March 2018 Market Announcement 1/1  ASX limited                                                ASX Customer Service Centre 131 279 | asx.com.au

SUNDANCE  energy  Ground Floor, 2S Greenhill Road, Wayville, South Australia 5034 ACN112 202 883 Telephone: +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.svadanceenergy.conau  Sundance Energy Australia Limited ABN 76 112 202 883  12 March 2018  Belinda Chiu  Senior Adviser, Listings Compliance  ASX Compliance Pty Ltd  20 Bridge Street  Sydney NSW 2000  Dear Belinda,  REQUEST FOR TRADING HALT  Sundance Energy Australia Limited (ASX: SEA) (SEA) requests an immediate trading halt to be placed on its securities.  For the purposes of ASX Listing Rule 17.1, and in support of its request, SEA advises that:  1. the trading halt is requested pending an announcement by SEA in relation to a potential corporate transaction and associated capital raising;  it requests that the trading halt remain in place until the earlier of the time it makes an announcement to the market or the commencement of normal trading on Wednesday, 10 March 2018; and  3. it is not aware of any reason why the trading halt should not be granted or any other information  necessary to inform the market about the trading halt.  Yours sincerely, Mike Hannell Chairman